Exhibit 99.3

D&O SUPPORT AND VOTING AGREEMENT

April 17, 2023

14934792 CANADA INC.

980 Great West Road

Brentford, Middlesex, United Kingdom

GSK PLC

980 Great West Road

Brentford, Middlesex, United Kingdom

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that 14934792 CANADA INC. (the “Purchaser”), GSK PLC (the “Parent”) and BELLUS HEALTH INC. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the outstanding shares in the capital of the Company (the “Shares”).

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.	The undersigned hereby agrees, solely in his or her capacity as a securityholder of the Company and not in his or her capacity as an officer or director of the Company, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Arrangement Agreement in accordance with its terms:

(a)	to vote or to cause to be voted all of the Subject Securities (as defined below) entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	no later than ten (10) days prior to the Company Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Parent;

(c)	not to, directly or indirectly (including through any of its Representatives): (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential or non-public information, properties, facilities, books or records of the Company or any Company Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, discussion, negotiation or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (ii) enter into, continue or otherwise initiate, solicit, knowingly encourage, engage or participate in or knowingly facilitate (including by the furnishing any confidential or nonpublic information regarding the Company or any Company Subsidiary) any discussions or negotiations with any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (v) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser and the Parent in connection with the Arrangement Agreement, or (vi) join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal;

(d)	except as contemplated by the Arrangement Agreement and this letter agreement, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person; (ii) grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the undersigned may (x) exercise and/or settle Company Equity Awards to acquire additional Shares, and (y) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (A) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this letter agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Company Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, (B) prompt written notice of such Transfer is provided, (C) the transferee continues to be a corporation, trust, registered retirement savings plan or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the termination of this letter agreement; and (D) the transferee agrees in writing in favour of the Purchaser and the Parent to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto; and

(e)	not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.	Notwithstanding any provision of this letter agreement to the contrary, each of the Purchaser and the Parent hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

3.	The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement, (c) as of the date hereof, he or she, or one of his or her Affiliates or associates is, the sole, registered and/or beneficial owner of the number of Shares, other securities convertible into or exchangeable or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this letter agreement (collectively, “Subject Securities”), with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he or she has the sole right to vote (in the case of the Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (d) except for the Arrangement Agreement and this letter agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder of any of the Subject Securities and (e) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities.

4.	This letter agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate and be of no further force or effect upon the earlier of: (i) the Effective Time or (ii) termination of the Arrangement Agreement in accordance with its terms.

5.	This letter agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montréal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

6.	Each of the Purchaser and the Parent may, without the prior written consent of the undersigned, assign, delegate or otherwise Transfer rights and interests hereunder to an assignee of rights and obligations of the Purchaser or the Parent under the Arrangement Agreement pursuant to an assignment thereof in accordance with the Arrangement Agreement. Except as contemplated by and in accordance with Section 1d. above, the undersigned may not assign, delegate or otherwise Transfer any of its rights, interests or obligations under this letter agreement without the prior written consent of the Purchaser and the Parent.

7.	Each of the undersigned, the Purchaser and the Parent hereby consents to the disclosure of the substance of this letter agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

8.	This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

9.	If the foregoing is in accordance with the Purchaser’s and the Parent’s understanding and is agreed to by the Purchaser and the Parent, please signify the Purchaser’s and the Parent’s respective acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and the Parent and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser, the Parent and the undersigned.

10.	The parties expressly acknowledge that they have requested that this letter agreement and all ancillary related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Title)

(Place of Residency)

(Name and Title)

Address:

Quantity and type of Subject Securities owned (beneficially or otherwise) as of the date hereof:

Common Shares:

Options:

Deferred Share Units:

Signature Page - D&O Support and Voting Agreement

Accepted and agreed on this 17th day of April, 2023.

GSK PLC

By:
	Name:	David Redfern
	Title:	President, Corporate Development

14934792 CANADA INC.

By:
	Name:	Christopher W. Cummins
	Title:	President and Secretary

	Name:	Mark S. Tillbrook
	Title:	Director

Signature Page - D&O Support and Voting Agreement